Exhibit 99.1

Uppsala August 15, 2019

PRESS RELEASE

Oasmia postpones the release of the Q1 report to 26 September and adjusts its financial calendar

The Board of Oasmia has decided to postpone the release of the first quarter report 2019/2020 from 6 September 2019 to 26 September 2019 at 7.30 am CEST. The postponement is a result of a continued heavy workload.

The Board of Directors has also decided on the following dates for the company's remaining reports during the current financial year:

20 December - Interim Report May-October 2019

27 March - Interim Report May 2019 - January 2020

18 June - Year-end Report May 2019 - April 2020

For further information, please contact

Urban Ekelund

Investor Relations Oasmia

e-mail: IR@Oasmia.com

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).